SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             GeoScience Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title and Class of Securities)

                                    373636109
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                                 (CUSIP Number)

                                 Thierry Le Roux
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                               91341 Massy, France
                                33(1)64-47-30-00


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 23, 1999
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 8 Pages)

CUSIP No. 373636109               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Compagnie Generale de Geophysique
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,995,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,995,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,995,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase, which is incorporated herein by reference, for a description of the Shareholder Agreement, dated as of October 23, 1999, among Compagnie Generale de Geophysique, Sercel Acquisition Corp. and Tech-Sym Corporation.

CUSIP No. 373636109               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sercel Acquisition Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,995,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,995,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,995,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase, which is incorporated herein by reference, for a description of the Shareholder Agreement, dated as of October 23, 1999, among Compagnie Generale de Geophysique, Sercel Acquisition Corp. and Tech-Sym Corporation.

      This Statement relates to the tender offer by Sercel Acquisition Corp. (the "Purchaser"), a Nevada corporation and an indirect, wholly owned subsidiary of Compagnie Generale de Geophysique (the "Parent"), to purchase all outstanding Shares (as defined below) of GeoScience Corporation, a Nevada corporation, at $6.71 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 1999 (the "Offer To Purchase"), incorporated by reference to Exhibit (a)(1) of the
Schedule 14D-1 and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule 14D- 1 (which, as amended from time to time, together constitute the "Offer").

Item 1. Security and Issuer.

      The name of the issuer is GeoScience Corporation, a Nevada corporation (the "Issuer"), which has its principal executive offices at 10500 Westoffice Drive, Suite 210, Houston, Texas 77042-5326. The title of the securities to which this Statement relates is the Issuer's common stock, par value $.01 per share (the "Shares"). The information set forth in the "Introduction" of the Offer To Purchase is incorporated herein by reference.

Item 2. Identity and Background.

      (a)-(c) and (f) This Statement is being filed by the Purchaser and the Parent. The information set forth in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") and Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") of the Offer To Purchase is incorporated herein by reference.

      (d)-(e) During the last five years, none of the Purchaser, the Parent or, to the best knowledge of the Purchaser and the Parent, any executive officer or director of the Purchaser or the Parent listed in Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

Item 4. Purpose of Transaction.

      (a)-(j) The information set forth in the "Introduction," Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities"),
Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") and Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

      (a)-(d) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholder"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") and in
Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") of the Offer To Purchase is incorporated herein by reference. The Parent, the Purchaser, and Tech-Sym Corporation, the Majority Stockholder of GeoScience Corporation (the "Majority Stockholder"), who beneficially owns approximately 80.1% of the presently outstanding Shares (the "Shareholder Shares"), have entered into a Shareholder Agreement, dated as of October 23, 1999 (the "Shareholder Agreement"), pursuant to which the Majority Stockholder has agreed, among other things, (i) to tender in the Offer all of the Shareholder Shares now owned or which may hereafter be acquired by it of the Issuer, (ii) to grant to the Parent an option to purchase the Shareholder Shares in certain circumstances, and (iii) to appoint the Parent and the Purchaser, or any nominee of the Parent and the Purchaser, as its proxy to vote the Shareholder Shares on certain defined matters. The Shareholder Agreement is described in more detail in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase. As a result of the Shareholder Agreement, each of the Purchaser and the Parent may be deemed to beneficially own, and have shared voting power with respect to, an aggregate of 7,995,000 Shares (representing approximately 80.1% of the Shares outstanding on October 23, 1999). However, each of the Parent and the Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either the Parent or the Purchaser is the beneficial owner of any securities covered by this Statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

(1)   Offer To Purchase, dated October 29, 1999*
(2)   Letter of Transmittal*

(3) Agreement and Plan of Merger, dated as of October 23, 1999 by and among Compagnie Generale de Geophysique, GeoScience Corporation, and Sercel Acquisition Corp.*
(4) Shareholder Agreement, dated as of October 23, 1999 by and among Compagnie Generale de Geophysique, Sercel Acquisition Corp., and Tech-Sym Corporation.*

      * Incorporated by reference to Schedule 14D-1 filed October 29, 1999 by Compagnie Generale de Geophysique, (Commission File No. 1-14622) Sercel, Inc., CGG Americas, Inc., Sercel Holding, S.A. and Sercel Acquisition Corp.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 1999              COMPAGNIE GENERALE DE GEOPHYSIQUE

                                    By: /s/ Robert Brunck
                                       ----------------------------------------
                                    Name: Robert Brunck
                                    Title: Chairman and Chief Executive Officer


                                    SERCEL ACQUISITION CORP.

                                    By: /s/ Thierry Le Roux
                                       ----------------------------------------
                                    Name:  Thierry Le Roux
                                    Title:  President

                                  EXHIBIT INDEX

No.   Description
---   -----------

(1)   Offer To Purchase, dated October 29, 1999*
(2)   Letter of Transmittal*
(3) Agreement and Plan of Merger, dated as of October 23, 1999 by and among Compagnie Generale de Geophysique, GeoScience Corporation, and Sercel Acquisition Corp.*
(4) Shareholder Agreement, dated as of October 23, 1999 by and among Compagnie Generale de Geophysique, Sercel Acquisition Corp., and Tech-Sym Corporation.*

      * Incorporated by reference to Schedule 14D-1 filed October 29, 1999 by Compagnie Generale de Geophysique, (Commission File No. 1-14622) Sercel, Inc., CGG Americas, Inc., Sercel Holdings, Inc. and its indirect, wholly owned subsidiary, Sercel Acquisition Corp.